AMERICAN CHURCH MORTGAGE COMPANY








                                  EXHIBIT 10.1













                           SUPPLEMENT AND AMENDMENT TO
                               ADVISORY AGREEMENT

                 SUPPLEMENT AND AMENDMENT TO ADVISORY AGREEMENT


THIS AGREEMENT to amend ("Amendment") made as of this 2nd day of July, 1997, by and between AMERICAN CHURCH MORTGAGE COMPANY, a Minnesota corporation ("ACMC") and CHURCH LOAN ADVISORS, INC., a Minnesota corporation ("Church").

         WITNESSETH:

         WHEREAS, ACMC and Church entered into an Advisory Agreement dated September 30, 1994, whereby Church agreed to provide advisory services to ACMC in regard its management, administration and operation of ACMC;

         WHEREAS, ACMC and Church amended the Advisory Agreement on or about May 19, 1995 (as amended the "Agreement"); and

         WHEREAS, ACMC and Church desire to amend that certain Agreement to provide that the Agreement may not be subject to a termination fee upon termination of said Agreement effective January 11, 2000.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions contained herein, it is hereby agreed that the Agreement be, and it hereby is, supplemented and amended as follows:

         1.       Section 7.3 of the Agreement shall be amended as follows:

"7.3 Termination Fee. In the event that this Advisory Agreement is terminated by the Company, either through non-renewal or other means, the Company immediately shall pay the Advisor, in addition to all other compensation due hereunder, a termination fee equal to two percent (2 %) of the value of the Average Invested Assets of the Company as of the date of termination; provide however that such fee shall not exceed an amount equal to 15 % of the balance of assets remaining presuming payment to the Company's Shareholders, in the aggregate, of an amount equal to 100% of the original issue price of the Company's Shares, plus an amount equal to 6% of the original issue price of the Company's Shares per annum cumulative. For purposes of the termination fee, the original issue price of the Company's Shares may be reduced by prior cash distributions. Nothing herein shall prevent the Advisor from withdrawing its initial investment from the Company upon termination. Effective January 11, 2000, no termination fee shall be due under this Advisory Agreement. "

     2. Except as hereinabove supplemented and amended, all of the terms, covenants and conditions of the Agreement are hereby ratified and confirmed.

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.





                                            AMERICAN CHURCH MORTGAGE
                                            COMPANY


                                       By:  /s/ David G. Reinhart
                                                David G. Reinhart
                                                Its: Vice President & Secretary



                                            CHURCH LOAN ADVISORS, INC.

                                       By:  /s/ Philip J. Myers
                                                Philip J. Myers
                                                Its: President